SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Magma Design Automation, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

559181 10 2

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andreas Bechtolsheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,671,446
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,671,446
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,671,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer:

Magma Design Automation, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1650 Technology Drive San Jose, CA 95110

Item 2.

	(a)	Name of Person Filing:

Andreas Bechtolsheim

	(b)	Address of Principal Business Office:

Menlo Park, CA 94025

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $.0001 par value

	(e)	CUSIP Number:

559181 10 2

Item 3.	Not Applicable.

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount beneficially owned:

3,671,446 shares of Common Stock

(b) Percent of class:

7.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

3,671,446

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

3,671,446

(iv) Shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010	By:	/s/ ANDREAS BECHTOLSHEIM
Andreas Bechtolsheim